CORRESP.

LAW OFFICES

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12TH FLOOR

734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300

FACSIMILE: (202) 347-2172

WWW.EMTH.COM

May 1, 2007

VIA EDGAR

Jessica Livingston, Esq.

U.S. Securities and Exchange Commission

Mail Stop 4561

101 F Street, N.E.

Washington, D.C. 20549

Re:	Louisiana Bancorp, Inc.

Registration Statement on Form S-1

File No. 333-141465

Dear Ms. Livingston:

Attached for filing on behalf of Louisiana Bancorp, Inc. (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated April 17, 2007, to Lawrence J. LeBon, III, Chairman, President and Chief Executive Officer of the Registrant. For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of Staff’s comments from the Comment Letter. References to page numbers in the responses below are to the black-lined, hard copy of the Amendment which is being provided supplementally to the Staff.

Cover Page

Summary

1.	Reorder the sections of your Summary so that the substantive disclosures on the company, the value of the offered stock to potential purchasers and dividend information appear before the procedural disclosures on pages 6-8 concerning participating in the offering.

The Summary has been reordered as requested so that the referenced substantive disclosures precede the procedural disclosures.

2.	Please include the registrant’s website address in the Summary.

The website address has been added at page 1.

Reasons for the Stock Offering, page 2

3.	Clarify why you chose to make the offering at this time.

Additional disclosure has been added at pages 2 and 3 regarding the reasons for the offering.

4.	Expand your reasons to be more specific. For example, specify your plans for your geographic expansion and future growth and, if there are particular products and services you plan to enhance or begin to offer, so state.

See the response to Comment No. 3, above.

How We Determined the Price Per Share and the Offering Range..., page 3

5.	Please expand to be more specific and substantive in your summary of the valuation and to clarify the aspects of your financial condition and results of operations that Feldman Financial considered most notable in determining the value of Louisiana Bancorp and Bank of New Orleans. Please briefly describe specific aspects of the valuation that factored into the pricing of this offering. Provide corresponding and expanded disclosure in the main section.

Expanded disclosure has been added at pages 4 and 98 as requested.

Risk Factors

Hurricane Katrina severely impacted market area..., page 12

6.	Expand the subheading to specifically reference the risks to your company, business or industry. If the aftermath of Katrina poses multiple, separate risks; you should disclose these in separate risk factors.

The disclosure at page 17 and 18 has been revised.

Our business is geographically concentrated in Southern Louisiana, page 14

7.	Please reference the risk in the subheading.

The subheading has been revised on page 19 to reference the risk.

Use of Proceeds, page 19

8.	Quantify the estimated dollar amounts involved for the various uses of the proceeds to be distributed to Bank of New Orleans, to the extent practicable. Provide a timetable for the mentioned opening of new branches, expansion of banking operations and acquisition plans. If the type of products or loan’ originated will change, discuss how. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the summary. Please make corresponding changes in the summary.

Additional disclosure has been added at page 25.

9.	Discuss the estimated costs for opening a new branch.

Disclosure of the estimated branch opening costs has been added at page 26.

Pro Forma Data, page 25

10.	Please revise your pro forma data to include a footnote explanation describing the state shares tax adjustment to pro forma net income on page 27.

Footnote 4 has been added to the pro forma data at page 34.

Selected Financial and Other Data, page 29

11.	Please revise your asset quality ratios on page 30 and your table on page 54 to include allowance for loan losses as a percent of total loans.

The disclosure has been revised at pages 37 and 65 as requested.

Management

Compensation Discussion and Analysis

Cash Bonuses, page 74

12.	Please expand the disclosure in the first sentence to specify how and to what extent individual performance and the bank’s performance are used as the basis for determining cash bonus payments. For example, disclose what percentage of the bonus relates to individual performance and what targets or other measures are used to determine the bank’s performance. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

The disclosure has been revised at page 85 to indicate that the bonuses are not, in fact, based on any specific individual or bank performance targets.

Experts, page 106

13.	We note your disclosure that the engagement of Deloitte & Touche LLP was “terminated” and LaPorte, Sehrt, Romig and Hand was engaged in December 2006. Please refer to Item 304 and Item 601 of Regulation S-K and revise to:

•	include a statement as to whether Deloitte & Touche LLP “resigned”, “declined to stand for re-election”, or was “dismissed”, and the date thereof;
•	include as an exhibit a letter from your former auditors addressing the revised disclosures.

The disclosure has been revised at page 119 to indicate that Deloitte & Touche’s engagement was terminated. Exhibit 16.0 has been included.

Consolidated Financial Statements

General

14.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide a current consent in any amendment.

The comment is noted.

Statements of Cash Flows, page F-6

15.	We note your disclosure on page F-9 that certain first mortgage loans are originated and sold under loan sales agreements. On your statements of cash flows you recorded gains of $33,000, $48,000 and $62,000 on sales of loans as net cash provided by operating activities and proceeds from sales of loans of $4.8 million, $6.4 million and $7.1 million as cash provided by investing activities during the fiscal years ending December 31, 2006, 2005 and 2004, respectively. Please refer to paragraph 9 of SFAS 102 and provide us with the following additional information regarding these sales:

•	tell us your accounting policy with respect to loans sales; distinguish between loans originated with the intent to sell and those loans originated with the intent to hold for investment;
•	tell us the reasons for the sales, for example, for liquidity purposes;
•	quantify for us the dollar amount of loans originated and / or purchased for sale during each of the periods presented;
•	describe the nature of the loans sold and when you make the determination to classify the loans as held-for-sale, specifically, at or subsequent to origination; and

•

tell us how you determined that the proceeds from sales of loans and any cash flows from originations and / or purchases specifically for resale should be reported as investing, rather than operating activities.

Note A to the financial statements has been revised to add disclosure regarding the Bank’s policy for loans held-for-sale and for the sale of student loans held for investment.

Note A, as revised, indicates the Bank’s reasons for the sale of loans.

The statement of cash flows has been revised to quantify loans originated for sale in operating activities, and the investing section of the statement of cash flows has been adjusted accordingly.

Note A, as revised, indicates the Bank’s timing for classifying loans as held-for-sale.

The operating activities section of the statement of cash flows now includes line items for “Originations of loans-held-for-sale” and “Proceeds from loans-held-for-sale.” The investing activities section of the statement of cash flows has been revised to reflect “Proceeds from sales of loans held for investing” with respect to student loans.

Part II

Exhibit 8.1

16.	Please revise the fourth paragraph to clarify that persons purchasing shares in the offering may rely on the opinion.

The opinion has been revised as requested.

Exhibit 5

17.	Please file your legal opinion or a draft legal opinion in your next amendment.

The legal opinion is included as Exhibit 5.0.

Closing Comments

The closing comments are noted.

*        *        *

We trust that the enclosed responds sufficiently to the staff’s comments as set forth in the Comment Letter. Please do not hesitate to call me at the above-listed number if there are any questions on the Amendment or if I can be of assistance in any way.

As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Hugh T. Wilkinson

Hugh T. Wilkinson

cc:	Lawrence J. LeBon, III

Raymond A. Tiernan

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